

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Jonathan L. Steinberg
Chief Executive Officer
WisdomTree Investment, Inc.
380 Madison Avenue, 21st Floor
New York, New York 10017

      **Re:    WisdomTree Investment, Inc.**
                **Amendment No. 2 to Registration Statement on Form 10-12B**
                **Filed June 28, 2011**
                **File No. 001-10932**

Dear Mr. Steinberg:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Tom Kluck

                          Tom Kluck
                          Legal Branch Chief